[Wachovia Letterhead]



                                  May 2, 2006


U.S. Securities and Exchange Commission
100 First Street N.E.
Washington, D.C.  20549
Attn:       Susan C. Block, Esq.
            Daniel U. Morris, Esq.


            Re:   Pooled Auto Securities Shelf LLC
                  Registration Statement on Form S-3
                  Filed March 14, 2006
                  File No. 333-132417

Ladies and Gentlemen:

     Thank you for your letter dated April 10, 2006, addressed to Jeff Blake of Wachovia Corporation ("Wachovia"), setting forth comments of the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") on the Registration Statement on Form S-3 of Pooled Auto Securities Shelf LLC ("PASS"), filed with the Commission on March 14, 2006.

     To facilitate the Staff's review, we have keyed our responses to the headings and numbered comments used in the Staff's comment letter. Our responses follow each comment in bold-faced text.

Registration Statement on Form S-3

General

     1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

          Response: By letters dated April 6, 2006 and April 25, 2006, from Michael McElroy, Esq., of Orrick, Herrington and Sutcliffe LLP, on behalf of, in relevant part, Wachovia and PASS, respectively addressed to Mr. David Lynn, Esq., Chief Counsel of the Division of Corporation Finance of the Commission and to Mr.

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May 2, 2006
Page 2


          Jeffrey Cohan, Esq., Special Counsel, Office of the Chief Counsel of the Division of Corporation Finance of the Commission, Wachovia and PASS requested that the Commission not object to Wachovia, PASS and their affiliates using Form S-3, specifically with respect to their eligibility under General Instruction I.A.4.

          Relief was requested because, in the course of diligence with respect the reporting obligations of PASS, Wachovia and their respective affiliates, under the Securities Exchange Act of 1934 (the "Exchange Act"), it was discovered that the monthly distribution date statement for December 2005 (the "December 2005 Filing") for Wachovia Auto Owner Trust 2005-A, an issuing entity established by PASS, had not been filed within 15 days of the distribution date that occurred on December 20, 2005.

          The late filing resulted from the occurrence of two incidents: (i) the Wachovia employee primarily responsible for filing PASS's Exchange Act reports (the "Primary Employee") left Wachovia on December 19, 2005 and (ii) on December 30, 2005, Wachovia consummated the sale of its corporate trust and institutional custody businesses (the "Trust Business"), which had undertaken the Exchange Act reporting responsibilities for Wachovia Auto Owner Trust 2005-A, to U.S. Bank, National Association ("U.S. Bank"). As a result of the sale of the Trust Business, the responsibility for filing PASS's Exchange Act reports for Wachovia Auto Owner Trust 2005-A and certain other entities was transferred to U.S. Bank. Due to the Primary Employee's departure and the sale of the Trust Business, there was discontinuity in the Exchange Act reporting for Wachovia Auto Owner Trust 2005-A, and the December 2005 Filing was not timely made. U.S. Bank discovered the late filing when the responsibilities for PASS's Exchange Act reports for Wachovia Auto Owner Trust 2005-A and certain other entities were assumed by one of U.S. Bank's current employees. The December 2005 monthly distribution date statement for Wachovia Auto Owner Trust 2005-A was filed on January 6, 2006. Following discovery of the late filing, Wachovia, PASS and their respective affiliates installed procedures designed to insure that all Exchange Act reports are filed on a timely basis, outlined in greater detail in the above-referenced letters.

          On April 28, 2006, Wachovia and PASS were informed by Jeffrey Cohan, Esq., Special Counsel, Office of the Chief Counsel of the Division of Corporation Finance of the Commission, that the Commission would not object to the filing of a registration statement on Form S-3 by Wachovia, PASS or their respective affiliates.

          A list of PASS's affiliates that offer asset-backed securities involving the same asset class as this offering and their respective CIK codes is included below. Except as disclosed above, each of the following entities is in compliance with its Exchange Act reporting requirements:

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U.S. Securities and Exchange Commission
May 2, 2006
Page 3


      ----------------------------------------------------------
            Name of Issuing Entity                 CIK
      ----------------------------------------------------------
      Wachovia Auto Owner Trust 2004-A         0001297164
      ----------------------------------------------------------
      Wachovia Auto Owner Trust 2004-B         0001302571
      ----------------------------------------------------------
      Wachovia Auto Owner Trust 2005-A         0001327456
      ----------------------------------------------------------
      Wachovia Auto Owner Trust 2005-B         0001346097
      ----------------------------------------------------------
      WFS Financial 1996-A Owner Trust         0001010920
      ----------------------------------------------------------
      WFS Financial 1996-B Owner Trust         0001003844
      ----------------------------------------------------------
      WFS Financial 1996-C Owner Trust         0001003846
      ----------------------------------------------------------
      WFS Financial 1996-D Owner Trust         0001024776
      ----------------------------------------------------------
      WFS Financial 1997-A Owner Trust         0001003842
      ----------------------------------------------------------
      WFS Financial 1997-B Owner Trust         0001038239
      ----------------------------------------------------------
      WFS Financial 1997-C Owner Trust         0001043436
      ----------------------------------------------------------
      WFS Financial 1997-D Owner Trust         0001047775
      ----------------------------------------------------------
      WFS Financial 1998-A Owner Trust         0001053705
      ----------------------------------------------------------
      WFS Financial 1998-B Owner Trust         0001060355
      ----------------------------------------------------------
      WFS Financial 1998-C Owner Trust         0001066093
      ----------------------------------------------------------
      WFS Financial 1999-A Owner Trust         0001070390
      ----------------------------------------------------------
      WFS Financial 1999-B Owner Trust         0001070391
      ----------------------------------------------------------
      WFS Financial 1999-C Owner Trust         0001087852
      ----------------------------------------------------------
      WFS Financial 2000-A Owner Trust         0001123228
      ----------------------------------------------------------
      WFS Financial 2000-B Owner Trust         0001123229
      ----------------------------------------------------------
      WFS Financial 2000-C Owner Trust         0001123230
      ----------------------------------------------------------
      WFS Financial 2000-D Owner Trust         0001129719
      ----------------------------------------------------------

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U.S. Securities and Exchange Commission
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      ----------------------------------------------------------
      WFS Financial 2001-A Owner Trust         0001133859
      ----------------------------------------------------------
      WFS Financial 2001-B Owner Trust         0001141070
      ----------------------------------------------------------
      WFS Financial 2001-C Owner Trust         0001157383
      ----------------------------------------------------------
      WFS Financial 2002-1 Owner Trust         0001176350
      ----------------------------------------------------------
      WFS Financial 2002-2 Owner Trust         0001176351
      ----------------------------------------------------------
      WFS Financial 2002-3 Owner Trust         0001180795
      ----------------------------------------------------------
      WFS Financial 2002-4 Owner Trust         0001206816
      ----------------------------------------------------------
      WFS Financial 2003-1 Owner Trust         0001222228
      ----------------------------------------------------------
      WFS Financial 2003-2 Owner Trust       0001232228 and
                                               0001234068
      ----------------------------------------------------------
      WFS Financial 2003-3 Owner Trust         0001260491
      ----------------------------------------------------------
      WFS Financial 2003-4 Owner Trust         0001270372
      ----------------------------------------------------------
      WFS Financial 2004-1 Owner Trust         0001280704
      ----------------------------------------------------------
      WFS Financial 2004-2 Owner Trust         0001291244
      ----------------------------------------------------------
      WFS Financial 2004-3 Owner Trust         0001299467
      ----------------------------------------------------------
      WFS Financial 2004-4 Owner Trust         0001306785
      ----------------------------------------------------------
      WFS Financial 2005-1 Owner Trust         0001315295
      ----------------------------------------------------------
      WFS Financial 2005-2 Owner Trust         0001321982
      ----------------------------------------------------------
      WFS Financial 2005-3 Owner Trust         0001334022
      ----------------------------------------------------------

     2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

          Response: We hereby confirm that all material terms to be included in the finalized agreements will be disclosed in the final Rule 424(b) prospectus. In addition,

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May 2, 2006
Page 5


          finalized agreements will be filed pursuant to a current report on Form 8-K within the timeframes required by Regulation AB and the Form 8-K rules.

     3. Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

          Response: We hereby confirm that unqualified legal and tax opinions will be filed at the time of each takedown.

     4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

          Response: We hereby confirm that the base prospectus includes all assets, credit enhancements and other structural features reasonably contemplated to be included in any takedown off of the registration statement.

Prospectus Supplement

General

     5. Please add bracketed language in the prospectus supplement to clarify that you will provide, when applicable, the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB.

          Response: We have added the bracketed language contained on page S-39 of the prospectus supplement, as a placeholder to the extent disclosure is required pursuant to Item 1114(b) of Regulation AB.

     6. For potential derivative instruments, please provide bracketed disclosure of whether the significance percentage is less than 10%, at least 10% but less than 20%, or 20% or more. Refer to Item 1115(a)(4) and Instruction to Item 1115 of' Regulation AB.

          Response: We have added the bracketed language contained on page S-39 of the prospectus supplement, as a placeholder to the extent disclosure is required pursuant to Item 1115 of Regulation AB. In addition, the risk factor entitled "There are risks associated with interest rate hedging arrangements" has been moved from the prospectus to the prospectus supplement.


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     7.   Please provide the form of disclosure that you plan to provide if the significance percentage of any derivative instrument reaches the thresholds set forth in Item 1115(b). Refer to Item 1115(b)(1) and
          (2) of Regulation AB.

          Response: Other than the information described in the response to Question 6, above, we have not provided a form of disclosure with respect to Item 1115(b) of Regulation AB, because, with respect to:
          (i) Item 1115(b)(1), the form and contents of any such selected financial data would be based on the information provided by the entity or group of affiliated entities providing the derivative instruments and (ii) Item 1115(b)(2), we anticipate that such Regulation S-X compliant financial statements would be (a) provided by such entity or group of affiliated entities, (b) filed pursuant to Item 1115 and (c) attached as an exhibit to the prospectus supplement.

Summary

     8. In addition, please add placeholders in the summary confirming that you will identify any third parties providing credit support for 10% or more of the pool assets. Refer to Item 1103(a)(3)(ix) of Regulation AB.

          Response: We have added the bracketed language contained on pages S-5 and S-11 of the prospectus supplement, as placeholders to the extent disclosure is required of third parties providing credit support for 10% or more of the pool assets.

     9. Please provide a summary explaining how losses not covered by credit enhancement or support will be allocated. Refer to Item
          1103(a)(3)(ix) of Regulation AB.

          Response: We have added additional disclosure contained on page S-11 (as well as page S-46) of the prospectus supplement, indicating that losses not covered by credit enhancement or support will be allocated in accordance with the priority of payments described in the prospectus supplement and that to the extent available funds are insufficient to make all such payments, the payment items with the lowest priority would not be paid, in whole or part.

Base Prospectus

Credit or Cash Flow Enhancement, page 7

     10. Please revise to indicate that swaps are limited to interest rate and currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section 111.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB. Delete "other derivative instruments and interest rate protection agreements."

          Response: We have removed the language "other derivative instruments and interest rate protection agreements" on page 7.


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Page 7



     11. Please explain in an appropriate place in the document the "put obligations."

          Response: There are no put obligations contemplated and we have therefore removed the reference on page 7.

Credit and Cash Flow Enhancement, page 53

     12. In the second to last sentence of the first paragraph of this section you state that credit enhancement may be provided by "other agreements with respect to third party payments or other support" or "other arrangements as may be described in the prospectus supplement." We view this as a catch-all. All forms of contemplated credit enhancement should he described in the base prospectus. Please revise to delete this language and describe all forms of contemplated credit enhancement. Please confirm that all forms of credit enhancement contemplated for use in connection with this offering are specified in the base prospectus. Please revise the prospectus accordingly.

          Response: We have deleted the phrases "other agreements with respect to third party payments or other support" and "other arrangements as may be described in the prospectus supplement." We hereby confirm that all forms of credit enhancement contemplated for use in connection with any takedown are specified in the base prospectus.

     13. We note the list of possible credit enhancement in this section. Please expand your disclosure to separately discuss each form of credit enhancement identified. Your disclosure should provide a general explanation of the mechanics of each form of credit support you intend to use.

          Response: We have expanded the disclosure, beginning on page 51, to discuss separately each form of credit enhancement identified and to provide a general explanation of the mechanics of each form of credit enhancement that may be used.

     14. We note that the disclosure at the bottom of the first paragraph of this section indicates that credit support for a series of securities may cover one or more other series of securities. Please revise to better explain the meaning of this sentence or confirm to us that you do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust.

          Response: We do not intend to use any assets, cash flows from assets or credit enhancement included in one trust fund to act as credit enhancement for a separate trust and we have therefore deleted this language.

     15. Please revise here to clarify that swaps will be limited to interest rate or currency swaps or advise us how the anticipated swaps would meet the definition of asset backed security. Refer to Section 111.A.2.a. of the Regulation AB Adopting Release (Release No. 33-8518; 34-50905) and Item 1115 of Regulation AB.


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Page 8



          Response: We have revised this section to clarify that swaps will be limited to interest rate or currency swaps.

          We are available to discuss any of our responses at your convenience. Please do not hesitate to contact the undersigned at 704-383-2556.


                                       Very truly yours,

                                       /s/ Jeff D. Blake

                                       Jeff D. Blake